Exhibit 7.1

Calculation of dividends/interest on capital per share data.

	At for the year ended December 31,
	1999	2000	2001	2002	2003
Number of shares	113,152,446	113,152,446	113,152,446	113,152,446	113,152,446
Dividends paid (in thousands of U.S.$)	47,105	193,353	67,610	71,702	133,906
Dividends per share	0.42	1.71	0.60	0.63	1.18